Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089
November 5, 2008
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Mr. Gabriel Eckstein
Re:	Finisar Corporation (the “Company”) Registration Statement on Form S-1 (File No. 333-148150) Filed on December 19, 2007
Dear Mr. Eckstein:
     Finisar Corporation (the “Company”) hereby withdraws its application for withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-148150) (the “Registration Statement”) filed on November 3, 2008.
     Should you have any questions concerning the foregoing, please contact the undersigned at (408) 542-4102 or Joe C. Sorenson of DLA Piper LLP (US), the Company’s legal counsel at (703) 773-4130.

Very truly yours,
/s/ Stephen K. Workman
Stephen K. Workman
Chief Financial Officer and Secretary